

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2016

<u>Via E-mail</u>
Mr. Feize Zhang
Chief Executive Officer
China Shouguan Mining Corp.
6009 Yitian Road
New World Center Rm. 3207
Futian District, Shenzhen
People's Republic of China

> **Re: China Shouguan Mining Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 000-54432**

Dear Mr. Zhang:

We issued comments on the above captioned filing on November 15, 2015. On December 23, 2105, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brian McAllister at (202) 551-3341or Craig Arakawa at (202) 551-3650 with any questions.

> Sincerely,
>
> /s/Craig Arakawa
>
> Craig Arakawa
> Accounting Branch Chief
> Office of Beverages, Apparel and
> Mining